UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2010

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the press release of OceanFreight Inc. (the “Company”) dated March 23, 2010, announcing an order for three VLOCs.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-160784) as filed with the Securities and Exchange Commission and declared effective on September 25, 2009 and the Company's Registration Statement on Form F-3 (File No. 333-164306) as filed with the Securities and Exchange Commission and declared effective on January 21, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  March 23, 2010

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer

Exhibit 99.1

OCEANFREIGHT INC. ANNOUNCES AN ORDER FOR THREE VLOCs

March 23, 2010 - Athens, Greece - OceanFreight Inc., (NASDAQ:OCNF) a global provider of seaborne transportation services for both drybulk and energy commodities, announced today that it has entered into an agreement to build three 206,000 DWT Very Large Ore Carriers (VLOCs) at Shanghai Waigaichao Shipbuilding. Two of the vessels are scheduled to be delivered in the second and fourth quarters of 2012 and the third vessel is scheduled to be delivered in the first quarter of 2013. The total purchase price for the three vessels is approximately $204 million.

Basset Holdings, our founding shareholder controlled by our CEO, Anthony Kandylidis, has agreed to support the Company’s expansion plan by making a commitment to provide up to 50% of the total contract price or $102 million in the form of an unsecured shareholder loan. The pricing of the shareholder loan will be on an arms-length basis and in line with third party market pricing.

Utilizing our existing relationships with our charterers, OceanFreight has entered into the following time charter agreements thereby securing long term employment for these vessels upon their respective deliveries:

•

Newbuilding #1: Upon delivery in the second quarter of 2012 the vessel will commence fixed rate employment for a minimum period of three years at a gross rate of $25,000 per day.

•

Newbuilding #2: Upon delivery in the fourth quarter of 2012 the vessel will commence fixed rate employment for a minimum period of five years at a gross base rate of $23,000 per day. The time charter contract includes a 50% profit share arrangement that applies from above the base rate to $40,000 per day.

•

Newbuilding #3: Upon delivery in January 2013 the vessel will commence fixed rate employment for a minimum period of seven years at a gross rate of $21,500 per day. The time charter contract includes a 50% profit share arrangement that applies from above the base rate to $38,000 per day.

The company expects to finance these acquisitions with a combination of cash currently on-hand, internally generated cash flows and debt through the support of Basset Holdings.

Anthony Kandylidis, Chief Executive Officer of the Company, commented:

“This newbuilding order is pivotal for the long-term development of OceanFreight. These three high specification bulk carriers were ordered at the behest of our customers and are specifically designed to serve the long-haul Brazil to China iron ore trade. Utilizing our close relationships with charterers we have secured employment for the vessels well in advance of their contractual delivery dates thereby locking in visible cash flows. The staggered periods and profit sharing element of the charters will serve us well into the future achieving both profitability and upside potential. Basset’s support for the project ensures that the project is fully funded from day one.”

About OceanFreight Inc.

OceanFreight Inc., is an owner and operator of both drybulk and tanker vessels that operate worldwide. As of the day of this release, OceanFreight owns a fleet of 13 vessels comprising of 9 drybulk vessels (3 Capesize, 6 Panamaxes) and 4 crude carrier tankers (1 Suezmax, 3 Aframaxes) with a combined deadweight tonnage of about 1.4 million tons.

OceanFreight Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF".

Visit our website at www.oceanfreightinc.com.